November 8, 2018

VIA EDGAR

Ms. Anne Parker,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	TFI TAB Gıda Yatırımları A.Ş.’s Request to Withdraw Registration Statement on Form F-1 (File No. 333-221510)

Dear Ms. Parker:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), TFI TAB Gıda Yatırımları A.Ş. (the “Company”) hereby requests the withdrawal, effective as promptly as practicable, of the Company’s Registration Statement on Form F-1 (File No. 333-221510) (the “Registration Statement”), including all exhibits filed therewith and all amendments thereto. The Registration Statement was originally publicly filed on November 13, 2017.

The Company has determined not to pursue at this time the public offering  of the securities contemplated  by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, the  fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please do not hesitate to call John O’Connor of Sullivan & Cromwell LLP on +44 20 7959 8900 with any questions or comments concerning this letter.

Very truly yours,

/s/ Faruk Işik
Faruk Işik

cc:                                J. Nolan McWilliams

Amy Geddes

Melissa Raminpour

Sonia Bednarowski

(Securities and Exchange Commission)

Ekrem Özer

(TFI TAB Gıda Yatırımları A.Ş.)

Nikolaos Andronikos

Vanessa Blackmore

John O’Connor

(Sullivan & Cromwell LLP)

Michael Benjamin

Adam Gelardi

(Latham & Watkins LLP)